Exhibit (d)(4)(iv)

EQ ADVISORS TRUST

AMENDMENT NO. 3 TO THE

INVESTMENT ADVISORY AGREEMENT

AMENDMENT NO. 3 to the Investment Advisory Agreement effective as of December 9, 2016 (“Amendment No. 3”) between AXA Equitable Funds Management Group, LLC, a limited liability company organized under the laws of the State of Delaware (“FMG LLC” or “Manager”) and Morgan Stanley Investment Management Inc., a Delaware corporation (“Morgan Stanley” or “Adviser”).

FMG LLC and Morgan Stanley agree to modify the Investment Advisory Agreement dated as of May 1, 2011, as amended, (“Agreement”) as follows:

1. Removed Portfolio. All references to the EQ/Morgan Stanley Mid Cap Growth Portfolio are hereby removed from the Agreement.

2. Existing Portfolios. The Manager hereby reaffirms its appointment of the Adviser as the investment adviser to AXA Global Equity Managed Volatility Portfolio and AXA/Morgan Stanley Small Cap Growth Portfolio.

3. Appendix A. Appendix A to the Agreement setting forth the Portfolios of the Trust for which the Adviser is appointed as the investment adviser and the fee payable to the Adviser is hereby replaced in its entirety by Appendix A attached hereto.

4. Ratification. Except as modified and amended hereby, the Agreement is hereby ratified and confirmed in full force and effect in accordance with its terms.

IN WITNESS WHEREOF, the parties have executed and delivered this Amendment No. 3 as of the date first set forth above.

AXA EQUITABLE FUNDS MANAGEMENT GROUP, LLC		MORGAN STANLEY INVESTMENT MANAGEMENT INC.

By:	/s/ Steven M. Joenk Steven M. Joenk Chairman, Chief Executive Officer and President	By:	/s/ Mary Sue Marshall Name: Mary Sue Marshall Title: Managing Director

APPENDIX A

AMENDMENT NO. 3

TO

INVESTMENT ADVISORY AGREEMENT

The Manager shall pay the Adviser monthly compensation computed daily at an annual rate equal to the following:

Portfolios	Annual Advisory Fee Rate
AXA Global Equity Managed Volatility Portfolio*	1.00% of the Morgan Stanley Allocated Portion’s average daily net assets up to and including $100 million; 0.80% of the Morgan Stanley Allocated Portion’s average daily net assets over $100 million and up to and including $400 million; 0.60% of the Morgan Stanley Allocated Portion’s average daily net assets over $400 million and up to and including $500 million; and 0.40% of the Morgan Stanley Allocated Portion’s average daily net assets in excess of $500 million.**
AXA/Morgan Stanley Small Cap Growth Portfolio*	0.60% of the Morgan Stanley Allocated Portion’s total average daily net assets.**

*	This Portfolio has been designated a “multi-adviser portfolio” and Morgan Stanley Investment Management Inc. receives a fee based on a discrete portion of the Portfolio’s assets that have been allocated to it by the Manager (“Morgan Stanley Allocated Portion”).
**	The daily advisory fee for the Morgan Stanley Allocated Portion is calculated by multiplying the aggregate net assets of the Morgan Stanley Allocated Portion at the close of the immediately preceding business day by the Annual Advisory Fee Rate calculated as set forth above and then dividing the result by the number of days in the year. The Manager will provide the Adviser with information regarding the calculation of the advisory fee for the Morgan Stanley Allocated Portion on a monthly basis.